

April 29, 2009

<u>Via Facsimile and U.S. Mail</u>
Wm. David Chalk, Esq.
DLA Piper LLP
The Marbury Building
6225 Smith Avenue
Baltimore, MD 21209

      Re: **PHH Corporation**
            Preliminary Proxy Statement on Schedule 14A
            Filed April 20, 2009
            File No. 1-07797
            Soliciting Materials on Schedule 14A filed April 8, 2009
            File No. 1-07797

Dear Mr. Chalk:

We have conducted a limited review of the filings listed above and have the following comments. The scope of our review is limited to the matters identified in our comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

PREC14A filed April 20, 2009

General

1.   Please provide a background discussion of the contacts the company has had with Pennant Capital Management and affiliated parties during the time period leading up to the current solicitation. We note for example, the Schedule 13D/A filing made by Pennant Capital Management and Mr. Fournier on March 9, 2009.

<u>"Who will pay for the cost of this proxy solicitation…," page 5</u>

2.   It appears that you intend to solicit proxies "in person or by telephone, facsimile or other electronic means." Please clarify whether the "other electronic means" you reference and disclose whether you will solicit proxies over the Internet. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

3.   If you plan to solicit proxies via the Internet, please tell us whether you plan to solicit via internet chat rooms, and if so, tell us which websites you plan to utilize.

<u>Proposal 1-To Elect Three Class I Directors, page 7</u>

4.   Set forth the reasons why the Board is recommending that shareholders vote for its nominees.

5.   We note that you reserve the right to vote for substitute nominees in the event the other nominees are unable to serve. Please note that we consider the existence of substitute nominees to be material to a security holder's voting decision. Please advise as to why you believe you are permitted to use these proxies for the election of other unnamed nominees to be designated by you at a later date. Refer to Rule 14a-4(d)(1).

<u>Soliciting Materials filed April 8, 2009</u>

6.   Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. Provide us with support for the statements you make with respect to the following statements:

- "[w]e believe that the Company's track record clearly demonstrates the commitment of PHH's Board of Directors and management team to maximize long-term stockholder value in the best interests of all stockholders…";

- "Pennant's vocal opposition to the transaction clearly demonstrates that its judgment about PHH and the best interests of PHH's stockholders should be treated with skepticism…";

- "[w]e believe that Pennant's criticisms raise questions as to whether Pennant's agenda is aligned with the creation of long-term stockholder value…";

- the series of bullet points disclosing the company's performance, the profitability of its segments and its share price performance; and,

- "[w]e believe that PHH's slate of directors is <u>very well qualified </u>to perform the essential role of providing stewardship and guidance …"; (emphasis added).

Where the basis of support is other documents such as the reports or the Barron's Online article you cite to, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

7.   You disclose that the key to PHH's "outperformance relative to [its] competitors… has been the unwavering commitment of [the] Board of Directors and management team …"   Please provide support for this statement.

8.   Please see our previous comment. Throughout your disclosure, you imply a link between the company's current performance given the current economic crisis and the stewardship of the Board and company management. In future filings, please balance your disclosure to acknowledge that there are other factors that may contribute to the company's performance.

<u>Closing Comments</u>

As appropriate, please amend your filing and promptly respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to the filing persons' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

- the participants are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3757 or, in my absence, to Dan Duchovny, Special Counsel, at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions